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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             Norton McNaughton, Inc.
                                (Name of Issuer)


                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   668685 10 0
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages
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---------------------                                          -----------------
CUSIP NO. 668685 10 0                   13G                    PAGE 2 OF 4 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                     Norton Sperling

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                     Not applicable                                      (b) / /

-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

-------------------------------------------------------------------------------
         NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                              770,616
          OWNED BY
            EACH             --------------------------------------------------
         REPORTING                6      SHARED VOTING POWER
           PERSON
            WITH                                  0

                             --------------------------------------------------
                                  7      SOLE DISPOSITIVE POWER

                                                  770,616

                             --------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                                  0

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     770,616

-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     10.35%

--------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

                     IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Cusip No. 668685 10 0                                          page 3 of 4 pages



Item 1(a).        Name of Issuer

                      The name of the issuer is Norton McNaughton, Inc. (the "Company").


Item 1(b).        Address of Issuer's Principal Executive Offices

                      The principal executive offices of the Company are located at 463 Seventh Avenue, New York, New York 10018.


Item 2(a).        Names of Persons Filing

                      This statement is being filed by Norton Sperling.


Item 2(b).        Address of Principal Business Office or, if None, Residence

                      The address of the reporting person is 1025 Seawane Drive, Hewlett Harbor, New York 11557.


Item 2(c).        Citizenship

                      Norton Sperling is a citizen of the United States.


Item 2(d).        Title of Class of Securities

                      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.


Item 2(e).        CUSIP Number

                      The CUSIP number of the Common Stock is 668685 10 0.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      Not applicable.

Item 4.               Ownership

                              (a) As of January 1, 1998, Norton Sperling beneficially owned, for purposes of Rule 13d-3 under the Act, 770,616 shares of Common Stock.

                              (b) The shares owned beneficially by Norton
         Sperling represent approximately 10.35% of the issued and outstanding Common Stock as of January 1, 1998 (such amount includes 35,000 shares of Common Stock issuable on the exercise of currently exercisable options to purchase Common Stock granted to Mr. Sperling under the Company's 1994 Stock Option Plan).

                              (c) As of January 1, 1998, Norton Sperling has the sole power to vote or to direct the voting of his shares and has the sole power to dispose of or to direct the disposition of his shares.



                                Page 3 of 4 pages
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Cusip No. 668685 10 0                                          page 4 of 4 pages



Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.  Identification and Classification of Members of the Group

                  Not applicable.


Item 9.  Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

                  Not applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998



                                              /s/ Norton Sperling
                                   --------------------------------------------
                                                Norton Sperling


                               Page 4 of 4 pages